SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 100

American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 308
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Vasiliki Papaefthymiou

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

+1 345 232 3067

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Todd E. Mason

Corby J. Baumann

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, NY 10017

(212) 344-5680

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$20,000,000.00	$1,854.00

(1)

Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an offer to purchase (the “Offer”) through which Navios Maritime Holdings Inc. seeks to acquire up to $20,000,000.00 of the outstanding (i) American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”), and (ii) American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred” and, together with the Series G Preferred the “Preferred Shares”), in each case for cash.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, equals $92.70 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer to purchase (the “Offer”) by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), up to $20,000,000.00 of the outstanding (i) American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”), and (ii) American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”) from all tendering holders of American Depositary Shares, pursuant to the terms and subject to the conditions described in the offer to purchase, dated September 14, 2022 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), filed as Exhibit (a)(1)(A) hereto.

This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated by reference herein.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the Company and the address and telephone number of its principal executive offices are as follows:

Navios Maritime Holdings Inc.

Strathvale House, 90 N Church Street

P.O. Box 309, Grand Cayman

KY1-1104 Cayman Islands

+1 345 232 3067

(b) Securities. The information set forth on the front cover page of the Offer to Purchase and under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information with respect to the Series G ADSs and the Series H ADSs set forth in the Offer to Purchase under the heading “Market Price and Dividend Information” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The business address and telephone number of the Company are as set forth under Item 2(a) above and are incorporated by reference herein.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position

Angeliki Frangou	Chairman of the Board and Chief Executive Officer

George Achniotis	Chief Financial Officer

Ted C. Petrone	Vice Chairman of Navios Corporation

Vasiliki Papaefthymiou	Executive Vice President – Legal and Director

Anna Kalathakis	Chief Legal Risk Officer

Shunji Sasada	President of Navios Corporation and Director

Efstratios Desypris	Chief Financial Controller

Ioannis Karyotis	Senior Vice President – Strategic Planning

Erifili Tsironi	Senior Vice President – Credit Management

Spyridon Magoulas	Director

John Stratakis	Director

Efstathios Loizos	Director

George Malanga	Director

Michael Pearson	Director

The business address and telephone number of each of the above directors and executive officers is c/o Navios Maritime Holdings Inc., Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands, telephone number +1 345 232 3067.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer,” and “Material U.S. Federal Income Tax Considerations” is incorporated by reference herein.

(b) Purchases. To the Company’s knowledge, no Series G ADSs or Series H ADSs are owned by any officer, director or affiliate of the Company, and therefore no such persons will participate in the Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer” incorporated by reference herein.

●

The Company has entered into the following agreements with respect to the Series G Preferred (which are incorporated as exhibits to this Schedule TO): Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference) and Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

●

The Company has entered into the following agreements with respect to the Series H Preferred (which are incorporated as exhibits to this Schedule TO): Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference) and Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference).

●

The Company has entered into the following agreements with respect to the Series G ADSs and Series H ADSs (which are incorporated as exhibits to this Schedule TO): Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the Holders and Beneficial Owners from time to time of the American Depositary Shares issued thereunder relating to the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 99(a) to the Company’s Registration Statement on Form F-6 (File No. 333-254754), filed on March 26, 2021, and incorporated herein by reference), and Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the Holders and Beneficial Owners from time to time of the American Depositary Shares issued thereunder relating to the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 99(a) to the Company’s Registration Statement on Form F-6 (File No. 333-254759), filed on March 26, 2021, and incorporated herein by reference).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Questions and Answers about the Offer—What is the purpose of the Offer?” is incorporated by reference herein.

(b) Use of Securities Acquired. The Series G ADSs and Series H ADSs acquired in the Offer will be cancelled. The information set forth in the Offer to Purchase under the heading “The Offer—Tender of Series G ADSs or Series H ADSs; Acceptance of Series G ADSs or Series H ADSs” is incorporated by reference herein.

(c) Plans. The information set forth in the Offer to Purchase under the heading “The Offer” incorporated by reference herein.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “The Offer—Source and Amount of Funds” is incorporated by reference herein.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the heading “Share Ownership of Directors and Officers” is incorporated by reference herein.

(b) Securities Transactions. None of the Company or the Company’s executive officers or directors have effected any transactions with respect to the Series G ADSs or Series H ADSs within the 60-day period immediately preceding the filing of this Schedule TO. The information set forth in the Offer to Purchase under the heading “Share Ownership of Directors and Executive Officers” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the heading “The Offer—Terms of the Offer” is incorporated by reference herein.

Item 10.	Financial Statements.

(a) Financial Information

(1)

The consolidated financial statements and other information set forth under Part III, Item 18 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(2)

The consolidated financial statements and other information set forth in the Company’s Form 6-K filed with the SEC on May 27, 2022, are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(3)

The consolidated financial statements and other information set forth in the Company’s Form 6-K filed with the SEC on September 13, 2022, are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(4)	At June 30, 2022, book value per Series G ADS of the Company was $25.00. At June 30, 2022, book value per Series H ADS of the Company was $25.00.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Purchase under the heading “Share Ownership of Directors and Executive Officers” is incorporated by reference herein. The information set forth under the heading “Major Shareholders and Related Party Transactions” in the Company’s Annual Report on Form 20-F, filed with the SEC on April 14, 2022, is incorporated herein by reference.

(2) The information set forth in the Offer to Purchase under the heading “The Offer—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(c) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 14, 2022.

(a)(1)(B)	Form of Letter to Brokers, Dealers and Other Nominees.

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release.

(b)	Not applicable.

(d)(1)(A)	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

(d)(1)(B)	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

(d)(1)(C)	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference).

(d)(1)(D)	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference).

(d)(1)(E)	Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the Holders and Beneficial Owners from time to time of the American Depositary Shares issued thereunder relating to the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 99(a) to the Company’s Registration Statement on Form F-6 (File No. 333-254754), filed on March 26, 2021, and incorporated herein by reference).

(d)(1)(F)	Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the Holders and Beneficial Owners from time to time of the American Depositary Shares issued thereunder, relating to the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 99(a) to the Company’s Registration Statement on Form F-6 (File No. 333-254759), filed on March 26, 2021, and incorporated herein by reference).

(d)(1)(G)	Forms of American Depositary Receipt representing the American Depositary Shares (filed as Exhibit A to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

(g)	Not applicable.

(h) 107	Not applicable. Filing Fee Table

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: September 14, 2022	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President - Legal and Director